

April 5, 2012

<u>Via E-mail</u>
Mr. Joseph J. Euteneuer
Chief Financial Officer
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, KS 66251

> **Re: Sprint Nextel Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 8-K**
> **Filed February 12, 2012**
> **File No. 001-04721**

Dear Mr. Euteneuer:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition…, page 27
Network Vision, page 28

1.   We refer to your disclosure that approximately $2 billion of the remaining $3.6
        billion net book value of your Nextel assets are expected to be expensed during
        the next two years through accelerated depreciation expense. Please disclose your
        intentions for the remaining $1.6 billion of Nextel assets.

Results of Operations, page 30

Average Monthly Service Revenue per Subscriber and Subscriber Trends, page 36

2.   Public statements by your Chief Financial Officer indicate that a substantial
        amount of Sprint's postpaid retail net additions are related to the recapture of
        Nextel customers. We see on page 38 that Sprint postpaid retail ARPU for the
        fourth quarter 2011 is approximately $20 higher per month per unit. We also
        refer to your disclosure on page 3 that the Nextel platform decommissioning is
        expected to be completed in the next 1-2 years. If this is a known trend, please
        expand future disclosures to discuss the impact the continuing recapture, as well
        as completion of the migration, is expected to have on your key metrics and
        financials, such as ARPU and gross margin. Refer to Regulation S-K Item
        303(a)(3)(ii).

Liquidity, page 43

3.   We refer to your disclosure regarding your arrangement with Apple. You indicate
        the sale of the Apple smartphones will result in an expected increase in cash
        outflow and reduction in operating income in the earlier years of the contract until
        you recover the acquisition costs through subscriber revenue. If this is a known
        trend, please expand future disclosure to discuss the impact in more detail, such as
        describing the estimated number of months of subscriber revenue it will take to
        recover the equipment subsidy.

Note 2. Summary of Significant Accounting Policies and Other Information, page F-8

Device and Accessory Inventory, page F-9

4.   We refer to your disclosure indicating that expected equipment net subsidy is not
        recognized prior to the time of sale. Please tell us if there is a difference in the
        "time of sale" for direct sales compared to third-party affiliate and independent
        dealer sales. In that regard, for third-party affiliate and independent dealer sales,
        please tell us whether you consider the time of sale to be at the point of your sale

to the affiliate or at the point of the affiliate's sale to the end customer. Please provide your basis in U.S. GAAP for your policy.

Benefit Plans, page F-10

5.   We see you provide a defined benefit pension plan and certain other postretirement benefits to certain employees. Please tell us how you considered the guidance in FASB ASC 715-20-50 in determining the appropriate disclosures for these plans. In your response, please provide any proposed disclosure for future filings.

Revenue Recognition, page F-11

6.   We refer to your sale of devices to third-party affiliates or independent dealers. Please help us understand the timing of revenue recognition and the related incentives for sales to and by your third-party affiliates and independent dealers. In that regard, please provide us the following information:
- the timing of recording equipment revenue from the sale of devices to third-party affiliates;
- a summary of any incentives, such as point-of-sale discounts and dealer commissions, you provide the affiliate associated with the device or related service contract and whether the incentive is related to the sale of the device or service contract;
- the impact of each incentive on revenue recognition timing;
- the basis for determining when an incentive is offered;
- the timing of recognizing the cost of each incentive associated with the devices and the service contracts;
- whether the company is able to reasonably estimate the cost of the incentive at the time of the company's sale to the affiliate; and
- the basis in U.S. GAAP underlying your policy.

Please provide an illustrative third-party affiliate transaction example to depict your cycle of recognizing equipment revenue and recording the related incentives. To the extent equipment revenue and the related incentives are not recorded in the same period, please provide your basis in U.S. GAAP for your policy. In addition, please quantify the amount of third-party affiliate device sales, point-of-sale discounts and dealer commissions for fiscal 2011 and 2010.

7.   In a related matter, we see your disclosure on page 41 that iPhones are directly sourced by distributors. Please tell us how you determined whether this alternate sourcing arrangement impacts the timing of revenue recognition or incentive recognition for iPhones compared to other equipment. In that regard, we see your disclosure on page 40, that you reduce equipment revenue for indirect dealer point

of sale discounts. Additionally, we see references on page F-12 and your disclosure on page 25 of your fourth quarter 2011 earnings presentation that "iPhone point-of sale discounts (subsidy) for devices directly sold by the manufacturer to indirect dealers, in which Sprint does not take device title, [are] recorded as sales expense." Please provide your basis in U.S. GAAP for the difference in accounting.

Note 8. Severance, Exit Costs and Asset Impairments, page F-22

8.   We see in 2011 you recorded a $78 million impairment. Public statements by your Chief Financial Officer indicate this $.03 pre-tax loss per share related to your Network Vision equipment. Since this network has not yet been deployed, please help us understand why the equipment was no longer necessary for management's strategic plan. In future filings please enhance your disclosures to indicate in more detail what the impairment related to, such as a particular large or prominent project.

Form 8-K filed February 8, 2012

Exhibit 99.1

9.   We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted OIBDA and Free Cash Flow in the introduction of the earning release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the earnings release. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director